EXHIBIT 4.1

ASHLAND INC.

DEFERRED COMPENSATION PLAN

(AMENDED AND RESTATED AS OF APRIL 1, 2003)

1. PURPOSE

The purpose of this Ashland Inc. Deferred Compensation Plan (the “Plan”), is to provide eligible key employees of the Company with an opportunity to defer compensation to be earned by them from the Company as a means of saving for retirement or other future purposes.

2. DEFINITIONS

The following definitions shall be applicable throughout the Plan:

(a) “Accounting Date” means the Business Day on which a calculation concerning a Participant’s Compensation Account is performed, or as otherwise defined by the Committee.

(b) “Beneficiary” means the person(s) designated by the Participant in accordance with Section 12, or if no person(s) is/are so designated, the estate of a deceased Participant.

(c) “Board” means the Board of Directors of Ashland Inc. or its designee.

(d) “Business Day” means a day on which the New York Stock Exchange is open for trading activity.

(e) “Change in Control” shall be deemed to occur (1) upon the approval of the shareholders of the Company (or if such approval is not required, upon the approval of the Board) of (A) any consolidation or merger of the Company, other than a consolidation or merger of the Company into or with a direct or indirect wholly-owned subsidiary, in which the Company is not the continuing or surviving corporation or pursuant to which shares of Common Stock would be converted into cash, securities or other property other than a merger in which the holders of Common Stock immediately prior to the merger will have the same proportionate ownership of common stock of the surviving corporation immediately after the merger, (B) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, provided, however, that no sale, lease, exchange or other transfer of all or substantially all the assets of the Company shall be deemed to occur unless assets constituting 80% of the total assets of the Company are transferred pursuant to such sale, lease, exchange or other transfer, or (C) adoption of any plan or proposal for the liquidation or dissolution of the Company, (2) when any “person” (as defined in Section 3(a)(9) or 13(d) of the Exchange Act), other than Ashland Inc. or any subsidiary or employee benefit plan or trust maintained by Ashland Inc. or any of its subsidiaries, shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 15% of the Common Stock outstanding at the time, without the approval of the Board, or (3) if at any time during a period of two consecutive years, individuals who at the beginning of such period constituted the Board shall cease for any reason to constitute at least a majority thereof, unless the election or the nomination for election by the Company’s shareholders of each new director during such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such two-year period. Notwithstanding the foregoing, any transaction, or series of transactions, that shall result in the disposition of the Company’s interest in Marathon Ashland Petroleum LLC, including without limitation any transaction arising out of that certain Put/Call, Registration Rights and Standstill Agreement dated January 1, 1998 among Marathon Oil Company, USX Corporation, the Company and Marathon Ashland Petroleum LLC, as amended from time to time, shall not be deemed to constitute a Change in Control.

(f) “Committee” means the Personnel and Compensation Committee of the Board or its designee.

(g) “Common Stock” means the common stock, $1.00 par value, of Ashland Inc.

(h) “Common Stock Fund” means that investment option, approved by the Committee, in which a Participant’s Compensation Account may be deemed to be invested and may earn income based on a hypothetical investment in Common Stock.

(i) “Company” means Ashland Inc., its divisions, subsidiaries and affiliates.

(j) “Compensation” means any employee compensation determined by the Committee to be properly deferrable under the Plan.

(k) “Compensation Account(s)” means the Retirement Account and/or the In-Service Account(s).

(l) “Corporate Human Resources” means the Corporate Human Resources Department of the Company.

(m) “Credit Date” means the date on which Compensation would otherwise have been paid to the Participant or in the case of the Participant’s designation of investment option changes, within three Business Days after the Participant’s designation is received by Corporate Human Resources, or as otherwise designated by the Committee.

(n) “Deferred Compensation” means the Compensation elected by the Participant to be deferred pursuant to the Plan.

(o) “Election” means a Participant’s delivery of a written notice of election to defer payment of all or a portion of his or her Compensation either until retirement, Termination, death or such other time as further provided by the Committee or the Company.

(p) “Employee” means a full-time, regular salaried employee (which term shall be deemed to include officers) of the Company, its present and future subsidiary corporations as defined in Section 424 of the Internal Revenue Code of 1986, as amended or its affiliates.

(q) “Employee Savings Plan” means the Ashland Inc. Employee Savings Plan, as it now exists or as it may hereafter be amended.

(r) “Excess Payments” means payments made to a Participant pursuant to the Plan and the Excess Plan.

(s) “Excess Plan” means the Ashland Inc. Nonqualified Excess Benefit Pension Plan, as it now exists or as it may hereafter be amended.

(t) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(u) “Fair Market Value” means the price of a share of Common Stock, as reported on the Composite Tape for New York Stock Exchange issues on the date and at the time designated by the Company.

(v) “Fiscal Year” means that annual period commencing October 1 and ending the following September 30.

(w) “In-Service Account” means the account(s) to which the Participant’s Deferred Compensation is credited and from which, pursuant to Section 11, distributions are made.

(x) “Participant” means an Employee selected by the Committee to participate in the Plan and who has elected to defer payment of all or a portion of his or her Compensation under the Plan.

(y) “Plan” means this Ashland Inc. Deferred Compensation Plan as it now exists or as it may hereafter be amended.

(z) “Retirement Account” means the account(s) to which the Participant’s Deferred Compensation is credited and from which, pursuant to Section 11, distributions are made.

(aa) “SERP” means the Tenth Amended and Restated Ashland Inc. Supplemental Early Retirement Plan for Certain Key Executive Employees, as it now exists or as it may hereafter be amended.

(bb) “SERP Payments” means payments made to a Participant pursuant to the Plan and the SERP.

(cc) “Stock Unit(s)” means the share equivalents credited to the Common Stock Fund of a Participant’s Compensation Account pursuant to Section 6.

(dd) “Termination” means termination of services as an Employee for any reason other than retirement.

3. SHARES; ADJUSTMENTS IN EVENT OF CHANGES IN CAPITALIZATION

(a) Shares Authorized for Issuance. There shall be reserved for issuance under the Plan 500,000 shares of Common Stock, subject to adjustment pursuant to subsection (c) below.

(b) Units Authorized for Credit. The maximum number of Stock Units that may be credited to Participants’ Compensation Accounts under the Plan is 1,500,000, subject to adjustment pursuant to subsection (c) below.

(c) Adjustments in Certain Events. In the event of any change in the outstanding Common Stock of the Company by reason of any stock split, share dividend, recapitalization, merger, consolidation, reorganization, combination, or exchange or reclassification of shares, split-up, split-off, spin-off, liquidation or other similar change in capitalization, or any distribution to common shareholders other than cash dividends, the number or kind of shares or Stock Units that may be issued or credited under the Plan shall be automatically adjusted so that the proportionate interest of the Participants shall be maintained as before the occurrence of such event. Such adjustment shall be conclusive and binding for all purposes of the Plan.

4. ELIGIBILITY

The Committee shall have the authority to select from management and/or highly compensated Employees those Employees who shall be eligible to participate in the Plan; provided, however, that employees and/or retirees who have elected to defer an amount into this Plan from another plan sponsored or maintained by Ashland Inc., the terms of which allowed such employee or retiree to make such a deferral election into this Plan, shall be considered to be eligible to participate in this Plan.

5. ADMINISTRATION

Full power and authority to construe, interpret and administer the Plan shall be vested in the Company and the Committee. This power and authority includes, but is not limited to, selecting Compensation eligible for deferral, establishing deferral terms and conditions and adopting modifications, amendments and procedures as may be deemed necessary, appropriate or convenient by the Committee. Decisions of the Company and the Committee shall be final, conclusive and binding upon all parties. Day-to-day administration of the Plan shall be the responsibility of Corporate Human Resources.

6. PARTICIPANT ACCOUNTS

Upon election to participate in the Plan, there shall be established a Retirement Account and/or In-Service Account, as designated by the Participant to which there shall be credited any Deferred Compensation, as of each Credit Date. Each such Compensation Account shall be credited (or debited) on each Accounting Date with income (or loss) based upon a hypothetical investment in any one or more of the investment options available under the Plan, as prescribed by the Committee for the particular compensation credited, which may include a Common Stock Fund, as elected by the Participant under the terms of Section 10.

7. WITHDRAWAL - FINANCIAL HARDSHIP

Upon the written request of a Participant or a Participant’s legal representative and a finding that continued deferral will result in an unforeseeable financial emergency to the Participant, the Committee or the Company (each in its sole discretion) may authorize (a) the payment of all or a part of a Participant’s Compensation Account in a single installment prior to his or her ceasing to be a Participant, or (b) the acceleration of payment of any multiple installments thereof. It is intended that the Committee’s determinations as to whether the Participant has suffered an “unforeseeable financial emergency” shall be made consistent with the requirements under Section 457(d) of the Internal Revenue Code.

8. WITHDRAWAL - GOOD REASON

(a) Availability of Withdrawal Prior to Retirement. Upon the written request of a Participant or a Participant’s legal representative and a finding that good reason exists for early withdrawal of some or all of the Participant’s account balance, the Committee, in its sole discretion, may authorize the payment of all or a part of a Participant’s Compensation Account in a single installment prior to his or her ceasing to be a Participant, provided the conditions specified in Sections 8(b), 8(c), 8(d) and 8(e) hereof are satisfied. It is intended that the Committee shall deem requests for early withdrawal for purposes similar to the following to constitute “good reason”: (a) the purchase of a new home; (b) education expenses; or (c) charitable contributions.

(b) Forfeiture Penalty. In the event of a withdrawal pursuant to Section 8(a), the Participant shall forfeit from such Compensation Account an amount equal to 5% of the amount of the withdrawal. The forfeited amount shall be deducted from the Compensation Account prior to giving effect to the requested withdrawal. Neither the Participant nor the Participant’s Beneficiary shall have any right or claim to the forfeited amount, and the Company shall have no obligation whatsoever to the Participant, the Participant’s Beneficiary or any other person with regard to the forfeited amount.

(c) Minimum Withdrawal. In no event shall the amount withdrawn in accordance with Section 8(a) be less than $50,000, or the entire balance of the Participant’s Compensation Account immediately prior to the withdrawal, whichever is less. The withdrawal must be taken in increments of $25,000, except to the extent that the Participant’s Compensation Account balance is less than $50,000 immediately prior to the withdrawal, and, in such an event, the Participant must withdraw the entire Compensation Account balance.

(d) Suspension from Deferrals. In the event of a withdrawal pursuant to Section 8(a), a Participant who is otherwise eligible to make deferrals of Compensation under the Plan shall be prohibited from making such deferrals with respect to the remainder of the current Fiscal Year and the Fiscal Year of the Plan immediately following the Fiscal Year of the Plan during which the withdrawal was made, and any Election previously made by the Participant with respect to deferrals of compensation for such Fiscal Years of the Plan shall be void and of no effect; however, during this period of suspension Participants shall be allowed to continue to defer enough compensation into the Plan to allow them to receive the company match they would otherwise receive under the Employee Savings Plan but for the dollar limitations for allowable contributions to such plan.

(e) Suspension from Withdrawals. Participants shall be prohibited from requesting a second withdrawal under Section 8(a) for a period of 60 months following any withdrawal under Section 8(a).

9. WITHDRAWAL - ACCELERATED DISTRIBUTION

(a) Availability of Withdrawal Prior to Retirement. The Participant or the Participant’s Beneficiary who is receiving installment payments under the Plan may elect, in writing, to withdraw all or a portion of a Participant’s Compensation Account at any time prior to the time such Compensation Account otherwise becomes payable under the Plan, provided the conditions specified in Sections 9(c), 9(d) and 9(e) hereof are satisfied.

(b) Acceleration of Periodic Distributions. Upon the written notice of the Participant or the Participant’s Beneficiary who is receiving installment payments under the Plan, the Participant or Participant’s Beneficiary may elect to have all or a portion of the remaining installments distributed in the form of an immediately payable lump sum, provided the conditions specified in Section 9(c) and 9(e) hereof are satisfied.

(c) Forfeiture Penalty. In the event of a withdrawal pursuant to Section 9(a), or an accelerated distribution pursuant to Section 9(b), the Participant shall forfeit from such Compensation Account an amount equal to 10% of the amount of the withdrawal or accelerated distribution, as the case may be. The forfeited amount shall be deducted from the Compensation Account prior to giving effect to the requested withdrawal or acceleration. Neither the Participant nor the Participant’s Beneficiary shall have any right or claim to the forfeited amount, and the Company shall have no obligation whatsoever to the Participant, the Participant’s Beneficiary or any other person with regard to the forfeited amount.

(d) Minimum Withdrawal. In no event shall the amount withdrawn in accordance with Section 9(a) be less than 25% of the amount credited to such Participant’s Compensation Account immediately prior to the withdrawal.

(e) Suspension from Deferrals. In the event of a withdrawal pursuant to Section 9(a) or 9(b), a Participant who is otherwise eligible to make deferrals of Compensation under this Plan shall be prohibited from making such deferrals with respect to the remainder of the current Fiscal Year and the Fiscal Year of the Plan immediately following the Fiscal Year of the Plan during which the withdrawal was made, and any Election previously made by the Participant with respect to deferrals of Compensation for such Fiscal Years of the Plan shall be void and of no effect; however, during this period of suspension, Participants shall be allowed to continue to defer enough compensation into the Plan to allow them to receive the company match they would otherwise receive under the Employee Savings Plan but for the dollar limitations for allowable contributions to such plan.

10. MANNER OF ELECTION

(a) General. The Company or the Committee shall determine the timing of the filing of the appropriate Election forms. An effective Election may not be revoked or modified except as otherwise determined by the Company or the Committee or as stated herein. In addition to the provisions contained in this Plan, any deferrals of SERP Payments or Excess Payments must be in accordance with the terms of the SERP or the Excess Plan.

(b) Investment Alternatives — Existing Balances. A Participant may elect to change an existing selection as to the investment alternatives in effect with respect to an existing Compensation Account (in increments prescribed by the Committee or the Company) as often, and with such restrictions, as determined by the Committee or by the Company.

(c) Change of Beneficiary. A Participant may, at any time, elect to change the designation of a Beneficiary in accordance with Section 12 hereof.

11. DISTRIBUTION

(a) Retirement Account. In accordance with the Participant’s Election and within the guidelines established by the Committee or the Company, a Participant’s Retirement Account shall be distributed in cash or shares of Common Stock (or a combination of both). If no Election is made by a Participant as to the distribution or form of payment of his or her

Retirement Account, upon the earlier of death or retirement such account shall be paid in cash or shares of Common Stock (or a combination of both) in lump sum. The entire Retirement Account must be paid out within fifteen years following the date of the earlier of the Participant’s death or retirement.

(b) In-Service Account. In accordance with the Participant’s Election and within the guidelines established by the Committee or the Company, Deferred Compensation credited to a Participant’s In-Service Account shall be distributed in cash or shares of Common Stock (or a combination of both). A Participant may make different Elections with respect to the applicable distribution periods for different deferral cycles in the In-Service Accounts.

(c) Termination. Notwithstanding the foregoing, in the event of a Participant’s Termination, the Company reserves the right to distribute the Participant’s Compensation Account at such time and in such manner as deemed appropriate.

(d) Request to Change in Distribution of Compensation Account. A Participant will be allowed to request a change in his or her Election as to the distribution of Deferred Compensation of his or her Retirement Account for all amounts previously deferred pursuant to such Election. Any such request shall not be effective without the approval of the Committee or the Company, which approval shall be in their sole discretion. Such request must be made by the earlier of:

(1) the date six months prior to the first day of the month following such Participant’s retirement; or

(2) the December 31 immediately preceding the first day of the month following such Participant’s retirement.

A Participant may not request a change to his or her Election as to the distribution of Deferred Compensation in his or her In-Service Account(s) except as otherwise set forth in Sections 7, 8 and 9.

12. BENEFICIARY DESIGNATION

A Participant may designate one or more persons (including a trust) to whom or to which payments are to be made if the Participant dies before receiving distribution of all amounts due hereunder. A designation of Beneficiary will be effective only after the signed Election is filed with Corporate Human Resources while the Participant is alive and will cancel all designations of Beneficiary signed and filed earlier. If the Participant fails to designate a Beneficiary as provided above or if all of a Participant’s Beneficiaries predecease him or her and he or she fails to designate a new Beneficiary, the remaining unpaid amounts shall be paid in one lump sum to the estate of such Participant. If all Beneficiaries of the Participant die after the Participant but before complete payment of all amounts due hereunder, the remaining unpaid amounts shall be paid in one lump sum to the estate of the last to die of such Beneficiaries.

13. CHANGE IN CONTROL

Notwithstanding any provision of this Plan to the contrary, in the event of a Change in Control, each Participant in the Plan shall receive an automatic lump sum cash distribution of all amounts accrued in the Participant’s Compensation Account not later than fifteen (15) days after the date of the Change in Control. For this purpose, the balance in the portion of a Participant’s Compensation Account invested in the Common Stock Fund shall be determined by multiplying the number of Stock Units by the higher of (a) the highest Fair Market Value on any date within the period commencing 30 days prior to such Change in Control, or (b) if the Change in Control of the Company occurs as a result of a tender or exchange offer or consummation of a corporate transaction, then the highest price paid per share of Common Stock pursuant thereto. Any consideration other than cash forming a part or all of the consideration for Common Stock to be paid pursuant to the applicable transaction shall be valued at the valuation price thereon determined by the Board.

In addition, the Company shall reimburse a Participant for the legal fees and expenses incurred if the Participant is required to seek to obtain or enforce any right to distribution. In the event that it is determined that such Participant is properly entitled to a cash distribution hereunder, such Participant shall also be entitled to interest thereon payable in an amount equivalent to the Prime Rate of Interest quoted by Citibank, N.A. as its prime commercial lending rate on the subject date from the date such distribution should have been made to and including the date it is made. Notwithstanding any provision of this Plan to the contrary, this Section 13 may not be amended after a Change in Control occurs without the written consent of a majority in number of Participants.

14. INALIENABILITY OF BENEFITS

The interests of the Participants and their Beneficiaries under the Plan may not in any way be voluntarily or involuntarily transferred, alienated or assigned, nor subject to attachment, execution, garnishment or other such equitable or legal process. A Participant or Beneficiary cannot waive the provisions of this Section 14.

15. GOVERNING LAW

The provisions of this plan shall be interpreted and construed in accordance with the laws of the Commonwealth of Kentucky, except to the extent preempted by Federal law.

16. AMENDMENTS

The Committee may amend, alter or terminate this Plan at any time without the prior approval of the Board; provided, however, that the Committee may not, without approval by the Board and the shareholders:

(a) increase the number of securities that may be issued under the Plan (except as provided in Section 3(c));

(b) materially modify the requirements as to eligibility for participation in the Plan; or

(c) otherwise materially increase the benefits accruing to Participants under the Plan.

17. EFFECTIVE DATE

The Plan was approved by the shareholders of the Company on January 26, 1995, and originally became effective as of October 1, 1994, and has been restated in this document effective as of April 1, 2003.

AMENDMENT NO. 1 TO

ASHLAND INC. DEFERRED COMPENSATION PLAN

(Amended and Restated as of April 1, 2003)

WHEREAS, effective for compensation deferred to calendar year 2005 and thereafter, there are new rules governing the tax consequences of such deferrals;

WHEREAS, the Company desires to comply with such new rules;

NOW, THEREFORE, effective December 31, 2004, the Plan is frozen and will not accept, maintain or administer any amounts that may be deferred by a Participant thereunder to calendar years after 2004 and beyond. Benefits maintained and administered under this Plan shall remain subject to all of the rules, terms and conditions in effect hereunder as of December 31, 2004.

IN WITNESS WHEREOF, this Amendment to the Plan is executed this 3rd day of December, 2004.

ATTEST:	ASHLAND INC.

/s/ David L. Hausrath	By:	/s/ Susan B. Esler
Secretary	Vice President, Human Resources